INNOCENT INC

2000 NE 22ND ST

WILTON MANORS, FL 33305

(828) 702-7687

dosswa@yahoo.com

innocentinc1@gmail.com

July 5, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

Attn: Andrew Mew

Re: Innocent, Inc.

Form 10-K/A for the fiscal year ended August 31, 2010

Filed May 27, 2011

Form 10-Q/A for the quarterly period ended November 30, 2010

Filed May 27, 2011

Form 10-Q for the quarterly period ended February 28, 2011

Filed April 29, 2011

File No. 333-150061

Form 10-K for the fiscal year ended August 31, 2010, as amended

Item 8.  Financial Statements, page F-1 Statements of Cash Flows, page F-5

1. We note your response to comment 19 in our letter dated April 1, 2011 and reiterate our comment. You disclose proceeds of $57,396 from the notes payable in your Statements of Cash Flows for the year ended August 31, 2010. You also disclose notes payable of $57,396 as of August 31, 2010. If you received proceeds of $10,000 for another note payable that was converted into shares such that there is no balance at August 31, 2010, please tell us where you reflected the $10,000 cash proceeds in your Statements of Cash Flows for the year ended August 31, 2010.

The $10,000 was reflected in the below Common Stock issued for conversion of note.

Cash flows from financing activities
Proceeds from related party loan	342,607
Repayments of related party loan	(15,000)
Proceeds from notes payable	57,396
Common stock held in escrow	10,000
Shares held in escrow	(10,000)
Common stock issued for conversion of note	10,000
Proceeds from sale of stock	-
Cash provided by financing activities	395,003

The cash flow has been amended from the initial disclosure.

Cash flows from financing activities
Proceeds from related party loan	342,607	5,742	356,450
Repayments of related party loan	(15,000)	-	(15,000)
Proceeds from notes payable	67,396	-	67,396
Shares held in escrow	10,000		10,000
Conversion of note to common stock	(10,000)	-	(10,000)
Proceeds from sale of stock	-	-	34,000
Cash provided by financing activities	395,003	5,742	442,846

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13 Going Concern, page 15

2. We note your response to comment nine in our letter dated April 1, 2011. As previously requested, please quantify the amount of capital necessary for you to sustain operations.

Also state whether you have made any plans or arrangements for additional funding and if not; please state this clearly in the filing. See Item 303(a)(1) of Regulation S-K. This comment also applies to your Forms 10-Q for the fiscal quarters ended November 30, 2010 and February 28, 2011.

The company’s operating budget to maintain the public entity reporting requirements is approximately $50,000.  The balance of funding necessary to complete the initial Mineral Hill Exploration obligation is approximately $460,000. Innocent Inc. is in receipt of a non-binding commitment letter to fund the $460,000 from Quote Brand Limited to provide funding within the next 60 to 90 days. QuoteBrand is currently a significant note holder and its principals and associates are shareholders of the company. Given the investment to date we expect that they will complete the necessary funding of the Mineral Hill Exploration project. We are still in discussion with Global Finishing Inc. concerning Ecuador, and upon completion of a funding Global Finishing Inc. expects to receive Global has indicated they intend to repay the notes receivable in the amount of $389,000.00. We continue to present to various funding groups the current opportunities in attempts to secure additional capital.

Item 9A. Controls and Procedures, page 16

3. We note your response to comment 11 in our letter dated April 1, 2011. You state your disclosure controls and procedures and internal control over financial reporting were not effective because of comments from the SEC that required additional disclosure and restatement of other disclosed information. Your proposed disclosure does not identify and describe the cause or deficiency in your internal controls that resulted in revisions to your disclosure and financial statements. For example, a lack of expertise may exist in the area where revisions were necessary. Please revise to describe the control deficiency impact on your financing reporting and internal controls and the nature of any material weakness to allow a reader to determine the pervasiveness and impact on your financial statements.

The disclosure controls and procedures and internal control over financial reporting were not effective due to lack of experience related to the requirements as defined by the SEC reporting guidelines. The CEO is reviewing these guidelines based upon the questions and comments from the SEC and the overall reporting responsibility. We also plan to utilize an outside service, such as a CPA or other knowledge service to assist the CEO in the filing of the August 31, 2011.  Although the control deficiency noted, the company does not feel that this has resulted in any material breach or omission of material information. The company does feel that the result of the acknowledgement of this deficiency will result in greater detail in the company reporting in accordance with the SEC guidelines.

Evaluation of Disclosure Controls, page 16

4. Please clarify the status of the material weakness and describe your remediation process. Please disclose whether or not the company has remediated the material weakness. If the material weakness has not been remediated, please explain in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct the material weakness you identified.

The company CEO is reviewing the SEC guidelines on reporting and the company plans to engage the services of an outside CPA to assist and review its financial statements and reporting, we expect this to be competed for the year end reporting of the August 31, 2011.

Conclusions, page 17

5. We note your statement in this paragraph that “the chief executive officer and principal accounting officer have concluded that, the disclosure controls are effective . . . .” Please revise this conclusion in light of your disclosure on the previous page that your disclosure controls and procedures and internal control over financial reporting are not effective. We also note that you have not identified any officer as a principal accounting officer. Please revise.

Mr. Doss serves as the principal accounting officer. We will amend the disclosure controls and procedures and internal control over financial reporting as not effective at this time.

Item 10. Directors, Executive Officers, and Corporate Governance, page 17

6. We note your response to comment 14 in our letter dated April 1, 2011. Please clarify whether Mr. Doss currently serves as CEO of Keller Industries. Also state the capacity in which Mr. Doss has advised smaller public companies, including whether he was self- employed or worked for another company in providing such services. Please also discuss any involvement in bankruptcy and legal proceedings over a ten, rather than five year period. See Item 401(f) of Regulation S-K.

Mr. Doss served as CFO and CEO of Keller Industries from 1989 to 1999. Mr. Doss has worked self-employed in providing general business consulting services and has served as interim CEO. The bankruptcy and legal proceedings will be expanded to include a 10 year period.

7. We note your disclosure in the second full paragraph on page 18 that you do not have an audit committee and that you have concluded that your board of directors has the “knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.” Please disclose how you arrived at such a conclusion, in light of the material weaknesses identified in your disclosure controls and procedures and internal control over financial reporting.

Since we only have two directors, the board will fill the duties and obligations of the audit committee by directing that the President and CEO become more familiar with the reporting requirements, seeking the additional funding to secure internal and external assistance with the reporting requirements.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 19

8. Please also indicate the number of shares beneficially held by your director, Marcus Mueller.

Marcus Mueller currently holds approximately 110,000 shares purchased in the open market with half of these shares accumulated prior to becoming a Director of Innocent Inc. He has been provided with the necessary regulatory form to report his holdings and they will be included in the filing.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 19

9. We note your response to comment 17 in our letter dated April 1, 2011; however, the Form 10-K/A was not amended to reflect this information. As previously requested, please disclose the information required by Item 404(a) of Regulation S-K with respect to the loans provided to you by shareholders of your company. In this regard, we note your disclosure on page F-13 that shareholders of your company have provided $339,450 in loans to you. Please also identify the shareholders who provided these loans.

This statement will be amended as follows; during the period from inception to August 31, 2010, shareholders of the Company provided $339,450 of loans to the Company in regular installments. The loans bear interest at 6.75% per annum, are payable on demand and as such are included in current liabilities. The principal balance of the loans were $339,450 and $13,000 with $4,214 and $843 of accrued interest payable as of August 31, 2010 and 2009

Quote Brand Limited

Bay Street Capital

Aleksandr Kryukov

One Financial Corp

La Prima Investments Ltd

Dr. Sam Pillersdorf

Signatures, page 21

10. We note your response to comment 20 in our letter dated April 1, 2011. Please ensure that the language in your signature block conforms to the language set forth in Form 10-K. Also revise your signature block to differentiate the signatures on behalf of the company and the signatures where your officer and directors have signed the filing in their individual capacities. This comment also applies to your Forms 10-Q for the fiscal quarters ended November 30, 2010 and February 28, 2011.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Pursuant to the requirements of Section 13 or 15 (d) of the Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Form 10-Q for the quarterly period ended November 30, 2010, as amended

Statements of Cash Flows, page 5

11. We note your response to comment 23 in our letter dated April 1, 2011 and your revised disclosure of non-cash investing activities. We also note the common stock issued for gold mine obligation and for conversion of notes is still reflected as cash provided by financing activities for the three months ended November 30, 2009. Please explain why these items are also reflected as cash flows from financing activities.

These items are shown as cash flows from financing activities as they represent the financing of the gold mine investment. The 'due on gold mine' line represents a note payable to the seller while the issued common stock represents a partial payment of the purchase price of the mine. These items are shown here although they represent non-cash transactions based on the $2,000,000 investment being shown in the investing activities section. Is it preferable these items not be shown in the financing and investing sections?

Form 10-Q for the quarterly period ended February 28, 2011

Statements of Cash Flows, page 5

12. Please disclose the nature of the fixed assets purchased in the amount of $210,000 during the period. See Rule 8-03(b)(1) of Regulation S-X and FASB ASC 360-10-50.

The acquisition of the Thomas Lease from Oportunidad, LLC, included the 100% rights to the property that currently has one gas well that in the past produced both oil and gas. The leasehold assignment also includes a royalty to the land owner and the contract service that maintains and services the well, which totals 18% of the Gross Revenue, leaving a net yield of 84% of the Gross Revenue to Innocent Inc. The well is in the process of refurbishing and at this time we are not ready to make projections of income. The Initial purchase price of $150,000 by issuance of a note payable and $60,000 to-date for site prep and well refurbishing represent the $210,000 investment.

The following footnote will be added under significant accounting policies:

The Company’s policy is to depreciate the cost of property and equipment over the estimated useful lives of the assets using the straight-line method. The cost of leasehold improvements is amortized over the remaining term of the lease or the useful lives, if shorter, using the straight-line method. The average estimated depreciable lives for financial reporting purposes are as follows: Leasehold Improvements 20 years.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group might not be recoverable. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized in the amount by which the carrying amount exceeds the estimated fair value of the asset.

During the six months ended February 28, 2011, the Company provided betterments of oil wells totaling $210,000 which are capitalized as leasehold improvements.

13. We note your investment in joint venture in the amount of $290,010 which approximates 57% of your total assets. Please revise to provide a note to your financial statements describing the joint venture and how you will account for your interest. Further, please tell us what consideration you gave to providing financial information for the joint venture and/or related financial statements. See Rule 8-03(b)(3) and 8-04 of Regulation S-X.

The Mineral Hill Exploration project is a gold project located 4-6 miles west of Pony, Montana and includes 17 patented claims and 67 unpatented claims, approximately 1800 acres. Mineral Hill is an exploration venture. The first 6-9 months will involve drilling and geologic analysis to identify the resource potential and the economic viability. The cost for the drilling and analysis is $2.75M. With an economically viable resource the following steps will be the site work, $1.5-3M, and mining operations with the target of $150 per ton. Actual operating plans will not be established until the mining economics are validated. Although the parties plan a 50/50 revenue sharing with Steele Resources Inc. managing and operating the Mineral Hill Exploration project, the percent ownership that now stands at 50/50 may change if either party fails to contribute its obligated share. The first 1,000,000 share by both parties will provide for the drilling and core samples and determine the final operating plan for the site along with any changes in operating control or percent held by either party.

On February 20, 2011 Innocent Inc. (“INCT”) and Steele Resources, Inc. (“SRI”), a wholly-owned subsidiary of Steele Resources Corporation (“SRC”), entered into a definitive Joint Venture Agreement (the “Agreement”) relating to the Mineral Hill Mining Project for which SRI has leased the mineral exploration rights. Pursuant to the JV Agreement INCT agreed to provide $1,000,000 of funding upon signing the JV Agreement and up to an additional $4,000,000 to fund the exploration and development of the Mineral Hill Mining Project. The initial $1,000,000 of funding by INCT included providing an initial $550,000 to close the Pony Project and the A&P Project (together representing the Mineral Hill Mining Project) and for working capital. On February 16, 2011 INCT provided $290,000 to close the Pony Project lease and on March 23, 2011 INCT, through one of its investors, completed its second funding to the Joint Venture in the amount of $250,000 with the proceeds being used to close the A&P Lease and for working capital. In addition, INCT was to fund the additional $460,000 upon signing the JV Agreement. The JV Agreement provided that if INCT provided at least $1,000,000, then SRC would agree to match INCT’s investment up to $5,000,000 thus providing up to an aggregate of $10,000,000 to explore and, if warranted, develop the Mineral Hill Mining Project. Under the terms of the JV Agreement INCT and SRC would each own 50% of the Joint Venture however the percentage ownership would be reduced by 10% for each $1,000,000 a party failed to contribute to the Joint Venture.

On April 14, 2011 SRI sent a default notice to INCT regarding the failure to provide the additional $460,000 to complete INCT’s initial capital contribution of $1,000,000 pursuant to the JV Agreement. INCT has acknowledged that a balance of $460,000 remains of the initial $1,000,000 funding obligation. In subsequent discussions, the parties agreed on May 2, 2011 that SRI would not pursue its default remedies and will grant additional time for INCT to complete its funding commitment so long has INCT is making good faith efforts to complete its funding obligations under the JV Agreement.

Controls and Procedures, page 16

14. In your amended Form 10-K you stated your controls were not effective. Please explain how you were able to conclude that your disclosure controls and procedures are now effective as of the end of the period covered by your current report given your disclosure that there were no changes in your internal control over financial reporting.

Initially we felt that the clarification to your initial questions addressed the additional disclosure necessary to meet adequate reporting requirements. We will report in the amended filings that the company will seek additional outside review of its filings once it secures adequate funding and until the company receives a no comment letter from the SEC on it currents filings under review. Innocent Inc. will report that the company disclosure controls and procedures and internal control over financial reporting controls and procedures have raised issue concerning additional information and clarification.  Innocent Inc. does not feel that these issues have resulted in a material misrepresentation of its financials or the supporting information.

Innocent Inc. acknowledges and accepts that;

•

Innocent Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

Innocent Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Wayne A Doss

Wayne A Doss

President and CEO

Director

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